UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

TRIP.COM GROUP LIMITED

(Name of Issuer)

American Depositary Shares, each representing 0.125 Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

22943F100

(CUSIP Number)

Peter Millones

Executive Vice President and General Counsel

Booking Holdings Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

(203) 299-8000

with a copy to:

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

212-558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.            ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22943F100

1	Names of Reporting Persons Booking Holdings Treasury Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,612,822*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,612,822*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,612,822*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.93**
14	Type of Reporting Person (See Instructions) CO

*                   Includes the 17,132,552 ADSs held directly by Booking Holdings Treasury Company and the 12,480,270 ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note and the 2015 Convertible Note, as described herein. See Item 5.

**              Based on 75,112,219 outstanding Ordinary Shares. See Item 5.

CUSIP No. 22943F100

1	Names of Reporting Persons Booking Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,612,822*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,612,822*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,612,822*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.93%**
14	Type of Reporting Person (See Instructions) CO

*                   Includes the 17,132,552 ADSs held directly by Booking Holdings Treasury Company and the 12,480,270 ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note and the 2015 Convertible Note, as described herein. See Item 5.

**              Based on 75,112,219 outstanding Ordinary Shares. See Item 5.

This Amendment No. 10 (this “Amendment No. 10”) amends that certain statement on Schedule 13D filed by The Priceline Group Inc., a Delaware corporation, which subsequently changed its name to Booking Holdings Inc. (“Booking Holdings”), and Priceline Group Treasury Company B.V., a Netherlands company and an indirect wholly owned subsidiary of Booking Holdings, with the Securities and Exchange Commission (“SEC”) on September 29, 2014 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on October 10, 2014, Amendment No. 2 to the Original 13D filed with the SEC on October 20, 2014,  Amendment No. 3 to the Original 13D filed with the SEC on November 5, 2014, Amendment No. 4 to the Original 13D filed with the SEC on May 29, 2015, Amendment No. 5 to the Original 13D filed with the SEC on September 15, 2015, Amendment No. 6 to the Original 13D filed with the SEC on October 15, 2015, Amendment No. 7 to the Original 13D filed with the SEC on December 14, 2015, Amendment No. 8 to the Original 13D filed with the SEC on September 19, 2016 and Amendment No. 9 to the Original 13D filed with the SEC on August 8, 2019 (each such amendment, together with the Original 13D, the “Schedule 13D”), relating to the American Depositary Shares (“ADSs”), each representing 0.125 ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Ctrip.com International, Ltd., a Cayman Islands exempted company, which subsequently changed its name to Trip.com Group Limited (the “Issuer”). In June 2017, 67,994 Ordinary Shares held directly by Priceline Group Treasury Company B.V. were converted into 543,952 ADSs of the Issuer. In December 2018, all ADSs held by Priceline Group Treasury Company B.V. as well as each of the Convertible Notes were transferred to Booking Holdings Treasury Company (“BHTC,” and together with Booking Holdings, the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D or such amendments, as applicable.

Item 4.                   Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following paragraphs:

As of April 3, 2020, since March 23, 2020, BHTC sold 4,500,000 ADSs at an average price of $23.45 per ADS in the open market.

BHTC and Booking Holdings ceased to be beneficial owners of more than five percent (5%) of the outstanding ADSs on April 3, 2020.

Item 5.                   Interest in Securities of the Issuer.

(a), (b) The first paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a), (b) The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5(a) and (b). The calculation of percentage of beneficial ownership of outstanding Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D assumes there are 73,552,185 Ordinary Shares outstanding as of the date of this Schedule 13D. This figure is based on information set forth in the Issuer’s Prospectus Supplement dated September 26, 2019 to its Prospectus, dated September 25, 2019, filed with the SEC on September 30, 2019, which states that there were 73,552,185 Ordinary Shares issued and outstanding as of October 1, 2019. In addition, as required under Rule 13d-3(d) of the Exchange Act, all ADSs issuable upon conversion of the 2016 Convertible Note, the 2015 II Convertible Note and the 2015 Convertible Note (together, the “Convertible Notes”) were added to the 73,552,185 Ordinary Shares referred to above (after multiplying such number of ADSs by 0.125, the number of Ordinary Shares represented by each ADS) for purposes of calculating the number of outstanding Ordinary Shares, resulting in a total of 75,112,219 outstanding Ordinary Shares for purposes of calculating the percentage of beneficial ownership in this Item 5(a) and (b) and elsewhere in this Schedule 13D.

(a), (b) The first sentence of the second paragraph of Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 29,612,822 ADSs, including the 17,132,552 ADSs held directly by BHTC and the 12,480,270 ADSs issuable upon conversion of the Convertible Notes, representing 3,701,602.75 Ordinary Shares or approximately 4.93% of the outstanding Ordinary Shares.

(c) The table contained in Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following rows (but not the column headings, which are included herein for reference only) to the bottom of the table:

Name of Reporting Person	Trade Date	Purchased / (Sold)	Average Price per ADS ($)

Booking Holdings Treasury Company	3/23/2020	(1,100,000)	21.9764

Booking Holdings Treasury Company	3/24/2020	(1,000,000)	23.5412

Booking Holdings Treasury Company	3/25/2020	(1,000,000)	24.3675

Booking Holdings Treasury Company	3/26/2020	(900,000)	25.0360

Booking Holdings Treasury Company	4/3/2020	(500,000)	21.8322

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2020

BOOKING HOLDINGS INC.

/s/ Peter J. Millones
Name:	Peter J. Millones
Title:	Executive Vice President and General Counsel

BOOKING HOLDINGS TREASURY COMPANY

/s/ David I. Goulden
Name:	David I. Goulden
Title:	Director